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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                               Commerce One, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.0001 par value
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                         (Title of Class of Securities)

                                   200693 10 9
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                                 (CUSIP Number)

                             Torsten M. Geers, Esq.
                                SAP America, Inc.
                             3999 West Chester Pike
                            Newtown Square, PA 19073
                                 (610) 610-1000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 18, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 200693 10 9
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      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
      (entities only).

            SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung; IRS No. 98-0339015

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      2. Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [ ]

            (b) [ ]
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      3. SEC Use Only

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      4. Source of Funds (See Instructions) WC

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      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e) [ ]

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      6. Citizenship or Place of Organization Federal Republic of Germany

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                                    7. Sole Voting Power:

   Number of                        5,831,481 shares of common stock (see Items
   Shares                           4 and 5)
   Beneficially                     --------------------------------------------
   Owned by                         8. Shared Voting Power
   Each
   Reporting                        --------------------------------------------
   Person                           9. Sole Dispositive Power
   With
                                    5,831,481 shares of common stock (see Items
                                    4 and 5)
                                    --------------------------------------------
                                    10. Shared Dispositive Power

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      11. Aggregate Amount Beneficially Owned by Each Reporting Person

            5,831,481 shares of common stock (see Items 4 and 5)
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      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)

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      13. Percent of Class Represented by Amount in Row (11)

            Approximately 19.92% of common stock (see Items 4 and 5)
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      14. Type of Reporting Person (See Instructions)

            CO

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This Amendment No. 3 (the "Amendment") amends the Schedule 13D filed on August
16, 2001 (the "Schedule 13D"), Amendment No. 1 to the Schedule 13D filed on January 31, 2003, and Amendment No. 2 to the Schedule 13D filed on May 13, 2003, by SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung ("SAP AG") with respect to the shares of common stock, par value $0.0001 ("Common Stock") of Commerce One, Inc. (the "Issuer"), as follows:

Item 5.  Interest in Securities of the Issuer.

SAP AG beneficially owns 5,831,481 shares of Common Stock, including 1,749,444 shares of Common Stock that SAP AG acquired upon the termination of the Master Agreement for Securities Loan Transactions dated December 16, 2002 and related Transaction Confirmation dated December 23, 2002 (collectively, the "Agreement") between SAP AG and HSBC Trinkaus and Burkhardt KGaA, a German bank. The Agreement was terminated by SAP AG, effective as of July 18, 2003. The 5,831,481 shares beneficially owned by SAP AG represent approximately 19.92% of the Issuer's shares of Common Stock based on 29,270,247 shares of Common Stock outstanding as of May 12, 2003, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003. SAP AG has sole voting and dispositive power with respect to 5,831,481 shares of Common Stock of the Issuer beneficially owned by SAP AG, but these shares are subject in certain respects to limitations under the Standstill Agreement and the Investor Rights Agreement as described in Item 4 of the Schedule 13D.

The share numbers addressed in this Amendment reflect the issuer's 1-for-10 reverse stock split effected on September 17, 2002.
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                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 18, 2003               SAP AKTIENGESELLSCHAFT SYSTEME, ANWENDUNGEN,
                                    PRODUKTE IN DER DATENVERARBEITUNG


                                    By:  /s/ Werner Brandt
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                                         Werner Brandt
                                         Chief Financial Officer